From:	Shilling, Monica J. [mailto:MShilling@proskauer.com]
Sent:	Monday, April 29, 2013 7:49 AM
To:	milleram@sec.gov
Subject:	ARCC—Shelf Registration Statement

Hi Amy,

As you probably saw, Ares Capital Corporation (ARCC) filed a new shelf registration statement on form N-2 last Friday, April 26, 2013. As I mentioned when we first spoke, prior reviewers have found it helpful to receive pdf redlines to show the additions and the deletions from the last shelf (or previous filing, as applicable) in a form that is sometimes easier than the EDGAR format. In connection therewith, attached to this email is a copy of the filed registration statement marked to show changes from the previous shelf registration statement. As we have done before, for ease of review we deleted the F pages with the financials prior to running the redline so those pages are missing from this document.

Please let me know if you would prefer to receive hard copies of anything.

Thanks!

PS—We will file this email and the redline as a correspondence filing as well.

«Redline—ARCC 2013 N-2 (filed 4-26-13) vs 2012 N-2A (filed 8-16-12).pdf»

Monica J. Shilling
Partner—Co-Head—Private Equity Group

Proskauer
2049 Century Park East, Suite 3200
Los Angeles, CA 90067
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com

Assistant: Lexi Eaton
d 310.284.5692; f 310.557.2193
aeaton@proskauer.com